Exhibit 3.108

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF FORMATION
OF
NEW ILC MERGECO, LLC

It is hereby certified that:

1.     The name of the limited liability company is New ILC MergeCo, LLC (the "Company").

2.     The certificate of formation of the Company is hereby amended by striking out the first numbered paragraph and by substituting in lieu of said paragraph the following new paragraph: "1. The name of the limited liability company (hereinafter called the "Limited Liability Company") is ILC Industries, LLC."

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Company, has caused this Certificate of Amendment to the Certificate of Formation to be duly executed as of the date set forth below.

Effective Date: December 3, 2010

By: /s/ Kenneth J. Sheedy
Kenneth J. Sheedy
(Authorized Signatory for the Company)